KENT FINANCIAL SERVICES, INC.
7501 Tillman Hill Road
Colleyville, TX 76034

April 26, 2011

Via EDGAR
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kent Financial Services, Inc.
Form 10-K for the year ended 12/31/2010
Filed on 3/18/2011
File No. 001-07986

Dear Mr. Gordon:

On behalf of Kent Financial Services, Inc. ("Kent"), I am writing in response to the comment set forth in your letter dated April 21, 2011.  The Staff’s comment is copied below, followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
Financial Statements and Notes
Note 11 - Subsequent Events, page 27

1.
We note that on March 28, 2011, you issued a press release announcing the acquisition of a single tenant office building that is 100% leased to the General Services Administration (GSA) for $4.3 million.  Please tell us how you considered the guidance outlined in Rule 8-06 of Regulation S-X in determining whether audited income statements of the property are required.   In addition, please clarify whether the property is net leased to the GSA.

Response to Comment 1

Upon review of the Staff’s comment, we have determined that Kent Financial Services, Inc.’s (KENT) Form 10-K should have included audited income statements of the property Kent International Holdings, Inc. (Kent International) acquired on March 22, 2011.  Both Kent’s and Kent International’s Form 10-K were prepared in advance of the filing date when the property was still under a non-binding agreement.  However, our review revealed that the agreement became a binding purchase contract a few days prior to the actual filing of the Forms 10-K.  An amended Form 10-K will be filed for Kent Financial Services, Inc. as well as for Kent International Holdings, Inc. as soon as conveniently possible.

Although the property in question is 100% leased to the General Services Administration (“GSA”), the lease is not structured as a net lease.  As discussed on pages 3, 5 and 6 of Kent International’s Form 8-K, property operating expenses will be paid by Kent Texas Properties, LLC (a subsidiary of Kent International).

Sincerely

/s/ Bryan P. Healey

Bryan P. Healey
Chief Financial Officer

ACKNOWLEDGEMENT

Kent Financial Services, Inc. hereby acknowledges that:

•	Kent Financial Services, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Kent Financial Services, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENT FINANCIAL SERVICES, INC.

By:	/s/ Bryan P. Healey
Bryan P. Healey, Chief Financial Officer